Exhibit 3.1

AMENDMENT

TO THE BYLAWS OF

CYCLACEL PHARMACEUTICALS, INC.

This Amendment (this “Amendment”) to the Second Amended and Bylaws (the “Bylaws”) of Cyclacel Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is effective as of November 2, 2023 and is made pursuant to Article X of the Amended and Restated Certificate of Incorporation, as amended, of the Company.

1.	Section 2.6 of Article II of the Bylaws is hereby amended by deleting Section 2.6 of Article II of the Bylaws in its entirety and replacing it with the following:

At any meeting of the stockholders, the holders of one third of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required, one third of the shares of such class or classes present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

2.	Except as set forth in this Amendment, no terms or conditions of the Bylaws have changed. In the event of any inconsistencies between the terms of this Amendment and the Bylaws, the terms of this Amendment shall prevail.